Exhibit 99.3

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Three months ended March 31, 2012 and 2011

General

This Management’s Discussion and Analysis, or MD&A, is intended to assist the reader in the understanding and assessment of the trends and significant changes in the results of operations and financial conditions of Lake Shore Gold Corp. (the “Company” or “Lake Shore Gold”). This MD&A should be read in conjunction with the unaudited consolidated financial statements of the Company, including the notes thereto, for the three months ended March 31, 2012 and 2011 (the “financial statements”), which are prepared in accordance with International Financial Reporting Standards (“IFRS”) for interim financial statements, as issued by the International Accounting Standard Board, and the annual MD&A for the year ended December 31, 2011.  This MD&A has taken into account information available up to and including May 10, 2012. All dollar amounts are in Canadian dollars unless otherwise stated.

This MD&A contains forward-looking statements. For example, statements in the “Outlook” section of this MD&A and elsewhere with respect to planned or expected development, production and exploration are all forward-looking statements. As well, statements about the adequacy of the Company’s cash resources or the need for future financing are also forward-looking statements. All forward-looking statements, including forward-looking statements not specifically identified in this paragraph, are made subject to the cautionary language at the end of this document, and readers are directed to refer to that cautionary language when reading any forward-looking statements.

OVERVIEW

Lake Shore Gold is a gold mining company that is in production and is pursuing rapid growth through the continued advancement of the Company’s three wholly owned gold complexes located in the century-old Timmins Gold Camp of Northern Ontario. The Company has a current workforce of over 700 employees and contractors.

At the Timmins West Complex, the Company is in commercial production at the Timmins West Mine (including the Timmins Deposit and adjacent Thunder Creek Deposit) and is evaluating the Gold River Trend project, where an updated resource was released early in 2012, as well as the 144 exploration property.  On the east side of Timmins, the Bell Creek Complex hosts the Company’s milling facility as well as the Bell Creek Mine, where commercial production commenced effective January 1, 2012. The Bell Creek Complex also hosts a number of exploration properties, including Vogel, Marlhill, Wetmore and others. The Fenn-Gib project was acquired from Barrick Gold Corporation in 2011. Fenn-Gib is a potential large-scale, open-pit gold project with a recently released resource and excellent potential for further growth.

The Company’s central mill has a current operating capacity of 2,000 tonnes per day and is processing ore from the Timmins West Mine and Bell Creek Mine. An expansion of the mill to a capacity of 3,000 tonnes per day is targeted for completion by late 2012.

Lake Shore Gold is a reporting issuer in British Columbia, Alberta, Manitoba, Ontario and Quebec, and a foreign private issuer in the United States. The Company’s common shares trade on the Toronto Stock Exchange and NYSE-Amex under the symbol LSG.

Effective January 1, 2012 both the Timmins West Mine, including  the Timmins Deposit and Thunder Creek Deposit, and Bell Creek Mine are in commercial production. During the first quarter of 2011 only the Timmins Deposit of Timmins West Mine was in commercial production.

First Quarter 2012 Highlights

•                  Significant development, ore delineation and stope preparation work was completed with the capital program for development of Timmins West Mine on track for completion by late 2012, positioning the Mine for production growth and positive free cash flow in 2013.

•                  2,900 metres of total capital development completed

•                  33,000 metres of definition and delineation drilling completed.

•                  Production totaled 16,180 ounces poured, 16,680 ounces recovered (160,510 tonnes grading 3.40 grams per tonne) and 18,474 ounces sold (including 14,437 ounces related to commercial production). Mill throughput during the first quarter averaged 1,764 tonnes per day with an average recovery rate of 96.1%.

•                  Cash operating costs* were US$1,048 per ounce, better than the Company’s target of US$1,450 per ounce due to higher production levels and lower than expected mining costs which averaged $109 per tonne.

•                  Approximately $50.0 million of capital was raised through royalty and equity investment transactions with Franco-Nevada Corporation.

•                  Capital expenditures totaled $39.0 million with an additional $4.5 million of expenditures for exploration.

•                  Cash, cash equivalents and gold bullion inventory totaled $71.4 million at March 31, 2012 ($65.7 million of cash and cash equivalents, net of outstanding cheques, and $5.7 million of gold bullion inventory).

•                  2012 guidance remains unchanged, including production of 85,000 to 100,000 ounces of gold poured at an average cash cost of US$825 to US$875 per ounce.

•                  Updated resources estimates were released for Timmins West Mine, Gold River Trend and Bell Creek Mine, with total resources reaching 3.4 million ounces in the measured and indicated categories and 3.7 million ounces in the inferred category.

•                  Preliminary Economic Assessment for the Timmins West Mine was released covering 10 years of production, including an estimated 130,000 ounces at an average cash cost of US$695 per ounce in 2013 and full production of 160,000 ounces at an average cash costs of US$590 per ounce beginning in 2014.

•                  Subsequent to quarter end, an updated reserve estimate was released for Timmins West Mine, including probable reserves of 823,848 ounces of gold (4,922,180 tonnes grading 5.21 grams per tonne), in line with the Company’s objective of establishing and maintaining three to five years of reserves ahead of production.

•                  On April 11, 2012, the Company announced an agreement with Sprott Resource Lending Partnership for a credit facility (“Sprott Credit Facility”) of up to $70.0 million involving a $35.0 million gold loan maturing on May 31, 2015 and a standby line of credit for $35.0 million maturing on January 1, 2015. The transaction is expected to close in late May 2012.

*Denotes a non-GAAP measure. See “non-GAAP” measures on page 12 of this MD&A.

Financial Overview

Three months ended March 31,	2012	2011
(in $’000, except the per share amounts)
Commercial gold sales (ounces)	14,437	14,635
Realized gold price (US$ per ounce)	1,690	1,387
Exchange rate (Cdn$/US$)	1.00	1.01
Revenue	$24,563	$19,867
Cash costs*	(15,116)	(8,467)
Cash earnings from mine operations*	$9,447	$11,400
Depreciation, depletion and share based payments	(8,186)	(5,363)
Earnings from mine operations	$1,261	$6,037
Net (loss) earnings	$(2,953)	$2,233
Net (loss) earnings per share - basic and diluted	$(0.01)	$(0.01)

* Denotes a non-GAAP measure. See “Non-GAAP measures” on page 12 of this MD&A

OUTLOOK

In 2012, Lake Shore Gold is focused on completing the growth capital program for the Timmins West Mine, including expanding its mill to 3,000 tonnes per day, which will position the Company for strong production growth and positive free cash flow from the Timmins West Mine starting in 2013.

Significant planned development, ore delineation and stope preparation activities early in the year affected the Company’s production and operating costs during the first quarter of 2012. As the year progresses and the Timmins West Mine capital program nears completion, production levels, supported by higher grades, are expected to increase at improved cash costs. Second quarter 2012 production is estimated at 20,000 to 25,000 ounces of gold poured. The Company’s full-year targets for 2012 remain unchanged, including production of 85,000 to 100,000 ounces poured at average cash costs of US$825 to US$875 per ounce.

At the end of the first quarter of 2012, the Company remained on track for capital spending of $160.0 million during the year to complete the growth capital program for Timmins West Mine, of which $93 million relates to development work at Timmins West Mine and $67.0 million to the mill expansion and other milling costs. The Company also expects capital spending during the year of approximately $18.0 million to advance Bell Creek Mine and an additional $15.0 million for exploration.

Based on existing cash resources, the Company is positioned to fund the $160 million of expenditures relating to Timmins West Mine and the Mill. Following the closing of the Sprott Credit Facility, expected in late May 2012, the Company will be positioned to fund all of its planned expenditures while maintaining a strong treasury.

All cash flow and other financial projections for 2012 are based on an assumed average gold price for the year of US$1,650 per ounce and a C$/US$ exchange rate of 0.98.

GOLD SALES

18,474 ounces sold in first quarter of 2012 for total proceeds of $31.3 million

Three months ended March 31,	2012	2011
Revenues
Comercial gold sales (ounces)	14,437	14,635
Realized gold price ($’s)	$1,693	$1,372
Revenue ($’000)	$24,563	$19,867
Add gold sales capitalised in mining interests	$6,706	$26,692
Total gold sale proceeds ($’000)	$31,269	$46,559
Total gold sales (ounces)	18,474	33,954

All gold production in 2012 is commercial production as compared to 2011 when Timmins Deposit was the sole commercial operation for the Company. Commercial gold sales during the first quarter of 2012 totaled 14,437 ounces for gold revenues of $24.5 million compared to 14,635 ounces for total gold revenues of $19.9 million during the first quarter of 2011. The increase in gold revenues reflected a higher average realized price in the first quarter of 2012 with the gold price averaging US$1,690 per ounce compared to US$1,387 per ounce during the first quarter of 2011.

OPERATIONS REVIEW

Three monthe ended March 31,	2012	2011
Operating results
Tonnes milled	160,510	148,400
Grade (grams/tonne)	3.40	4.89
Mill recoveries	95.09%	95.80%

Gold processed (ounces)	16,680	22,328

Gold poured (ounces)	16,180	25,900

Gold sales (ounces)	18,474	14,635

Commercial gold production (ounces)	16,680	10,877
Per ounce data - US$
Realized gold price	$1,690	$1,387
Cash cost of sales	$1,046	$586

Overview

Gold poured during the first quarter of 2012 totaled 16,180 ounces compared to gold poured of 25,900 ounces during the first quarter of 2011 and higher than the Company’s guidance of 15,000 ounces. The planned work program in the first quarter of 2012 involved significant development, ore delineation and stope preparation activities at Timmins West Mine, which is continuing in the second quarter, resulting in lower average grades being processed. Processed gold during the first quarter of 2012 was 16,680 ounces (160,510 tonnes at a grade of 3.40 per tonne), while processed gold during the first quarter of 2011 was 22,328 ounces (148,400 tonnes at a grade of 4.89 per tonne).

Cash operating costs during the first quarter of 2012 were US$1,048 per ounce, better than guidance of US$1,450 per ounce. On a per tonne basis, cash costs averaged $109 per tonne for the quarter.

Processing Facility

The Mill processed a total of 160,510 tonnes at an average grade of 3.40 grams per tonne during the three months ended March 31, 2012. Average mill throughput for the first quarter 2012 was 1,764 tonnes per day, better than expected for the quarter and an increase from the first quarter 2011 when average throughput was 1,552 tonnes per day. Several operational improvements were realized during the first quarter of 2012, including improvements on the crushing process. A total of 16,680 ounces were processed at an average recovery rate of 96.09% during the first quarter of 2012.

On August 9, 2011, the Company announced a capital project for the expansion of the Bell Creek Mill to a capacity of 3,000 tonnes per day, with completion targeted for the fourth quarter of 2012. The total cost of the project is estimated at approximately $83.0 million, of which $36.7 million was incurred as of March 31, 2012 ($22.6 million spent in 2011). The scope of the expansion project will allow the Company to rapidly expand again to a capacity of 5,500 tonnes per day.

Timmins West Mine

The Timmins West Mine was established effective January 1, 2012, through the combination of the Timmins Deposit and adjacent Thunder Creek Deposit into a single, fully integrated mining operation given their close proximity and use of the same infrastructure. As of January 1, 2012, both deposits are in commercial production. In 2011, Timmins Deposit was in commercial production while Thunder Creek was considered an advanced exploration project.

Among the work completed at the Timmins West Mine in the first quarter of 2012 was sill development in the UM Zones below the 650 Level, ramping from the 370 Level at Thunder Creek down to the 395 Level, as well as ramping from the 730 Level at Thunder Creek down to the 765 Level and up to the 695 Level. The development work completed during the first quarter is expected to contribute to higher levels of production during the second half of the year when multiple mining horizons are established at the Timmins Deposit between the 650 and 730 levels and between the 660 and 800 levels at the Thunder Creek Deposit.

A total of 10,207 ounces of gold was processed from the Timmins West Mine during the first quarter of 2012, which resulted from milling 113,044 tonnes at an average grade of 2.92 grams per tonne, with the average grade largely reflecting a high level of low grade development material being processed through the Mill during the quarter. In the first quarter of 2011, 10,951 ounces (75,700 tonnes at a grade of 4.55 grams per tonne) was processed from Timmins Deposit and 2,731 ounces (24,000 tonnes of pre-commercial production at a grade of 3.75 grams per tonne) was processed from Thunder Creek.

Project spending at the Timmins West Mine, including ramp and level development expenditures and underground definition and delineation drilling, totaled $19.1 million during the first quarter of 2012.  Timmins West Mine underground drilling was initiated to delineate two main targets; (i) the Thunder Creek Rusk and Porphyry Zones between the 600-800 m levels. and (ii) the UM Zone below the 650 m Level at Timmins Deposit. Single drills were also allocated for the delineation of the Timmins Deposit from the 480 Footwall drill cutout, and for the upper level mineralization at Thunder Creek from the 260 m Level drill drift, and 350 m Level.

In the first quarter of 2012, a total of 2,290 metres of underground capital development was completed at Timmins West Mine and encompassed the excavation of ramps, sublevels and raises. Close to two-thirds of development metres were excavated at Thunder Creek and mainly related to ramp development above and below the 730 metre Level and to the excavation of major infrastructure (i.e. refuge stations, accesses to ventilation raises, escapeways and passes, etc.). At Timmins Deposit, capital development focused on establishing infrastructure on the 730 Level and 710 Level.

Approximately 26,000 metres of mostly definition and delineation underground drilling was completed at Timmins West Mine during the first quarter of 2012.

On April 4, 2012, the Company announced a new reserve estimate for the Timmins West Mine, which includes 823,848 ounces of gold (4,922,180 tonnes grading 5.21 grams per tonne), all in the probable reserve category. The reserves were estimated from the conversion of existing indicated resources totaling 1,122,500 ounces (5,826,000 tonnes grading 5.99 grams per tonne). Current inferred resources of 791,500 ounces (4,272,000 tonnes grading 5.76 grams per tonne) were not included in the reserve calculation.

On February 28, 2012, the Company released the results of a Preliminary Economic Assessment (“PEA”) for the Timmins West Mine, representing the first time the resources at the Timmins and Thunder Creek deposits were evaluated as a fully integrated, long-term mining operation. The PEA estimates 10 years of production with 1.4 million ounces produced over that period; average cash operating costs of US$625 per ounce and favourable project economics based on a number of pricing and exchange rate assumptions. Total growth capital expenditures in the PEA are assumed at $160.0 million, which are expected to be incurred by the end of 2012, with an additional $225.0 million of sustaining capital to be spent beginning in 2013 and over the remainder of the estimated project life.

Bell Creek Mine

The Bell Creek Mine is in commercial production as of January 1, 2012. During the first quarter of 2012, project spending at the Bell Creek Mine (including exploration expenditures at the contiguous Vogel and Schumacher properties) totaled $4.7 million, of which $1.3 million related to exploration.

During the first quarter of 2012, a total of 47,465 tonnes was milled at an average grade of 4.54 grams per tonne for 6,474 ounces of processed gold, which compared to 48,600 tonnes being milled at an average grade of 5.52 grams per tonne for 8,635 ounces of processed gold during the first quarter of 2011.

The North A Deep ramp reached the 535 Level during the first quarter of 2012. A total of 438 metres of development was completed in the ramp resulting in total vertical advance of 37 metres during the quarter. Development for the upper stope complexes in the North A Deep and North B zones were completed. These stopes will be mined in the second quarter of 2012. Pillar recoveries in the North A Main Zone were largely completed during the first quarter of 2012 and contributed to the overall grade. A definition diamond drilling program for the North A Deep Zone commenced in 2011 and is a key component of the Company’s 2012 exploration program.

On March 30, 2012, the Company announced an updated resource estimate for the Bell Creek Mine which includes 646,431 ounces in the measured and indicated categories (4,249,451 tonnes at an average grade of 4.73 grams per tonne) and 953,845 ounces in the inferred category (6,088,506 tonnes grading 4.87 grams per tonne). The updated resource estimate reflects the conversion of approximately 425,000 ounces of inferred resources from the previous resource estimate, released in the December 2010, to the measured and indicated categories, and the addition of approximately 185,000 ounces of new resources to the inferred category. The totals also reflect the impact of depletion due to mining and other activities since the previous resource estimate. The base case resource was estimated assuming a long term gold price of US$1,200 per ounce of gold and a cut off grade of 2.20 grams per tonne.

During the first quarter of 2012, a total of approximately 11,000 metres was drilled from surface and underground (3,300 metres of exploration drilling and the rest definition and delineation drilling), mainly focused on delineation drilling of the North A Deep vein from the 475 m Level platform to a depth of approximately 600 m vertical.

The decision to place the Bell Creek Mine into commercial production was made on the basis of the knowledge gained and the Company’s experience during the advanced exploration phase, and not on the basis of a completed technical report demonstrating economic and technical viability.  The Company has not completed a feasibility or pre-feasibility study on the Bell Creek Mine and has not published a reserve estimate as of the date of this MD&A. Engineering work has been initiated, and continues, on evaluation of the full economic potential of the Bell Creek property under various mine development scenarios.  Results of the ongoing drilling program will be fed into this work as they come available over the course of the year.

EXPLORATION REVIEW

During the first quarter of 2012, the Company completed approximately 23,700 metres of surface and underground exploration drilling and incurred total exploration expenditures of $4.5 million. Of these expenditures, $1.2 million was incurred at the Bell Creek Complex, $1.8 million at the Fen-Gibb project, and $0.6 million at the Gold River Trend property and the remainder at other projects.

Exploration drilling underground at Bell Creek was focused exclusively on completing a third hole northwards targeting the down-plunge of the Marlhill horizon, carry over from the fourth quarter of 2011.

Exploration drilling underground at the Timmins West Mine included deep drilling on the Timmins Deposit and Thunder Creek Deposit below the 900 metre Level and along an interpreted southwest plunge line at Thunder Creek.

Exploration drilling at Fenn-Gib was designed to expand and infill the existing mineralized structure with a goal of increasing total resources at the project from the current level of 1.30 million ounces of gold (40.8 million tonnes grading 0.99 grams per tonne) in the indicated category and 0.75 million ounces of gold (24.5 million tonnes grading 0.95 grams per tonne) in the inferred category.

In addition to resource updates at Timmins West Mine and Bell Creek Mine, which are discussed under Operations Review, the Company also announced an updated resource estimate for the Gold River Trend deposits on the west side of Timmins during the first quarter of 2012. The updated resource was estimated based on drilling completed in 2011 and early 2012.  Resources at the Gold River Trend are contained within two deposits, the East Deposit and West Deposit, both of which are located approximately 4.0 kilometres south of the Timmins West Mine shaft. In combination, the updated resources for both deposits include 117,400 ounces gold (690,000 tonnes grading 5.29 grams per tonne) in the indicated category and 1,027,800 ounces gold (5,273,000 tonnes at an average grade of 6.06 grams per tonne) in the inferred category. The new resource replaces the previous estimate of approximately 400,000 ounces grading 3.0 grams per tonne, all in the inferred category.

FINANCIAL REVIEW

The results of operations for the three months ended March 31, 2012 and 2011 are shown below:

Three months ended March 31,	2012	2011
(in $’000, except the per share amounts)
Revenue	$24,563	$19,867
Cash costs*	(15,116)	(8,467)
Cash earnings from operations*	$9,447	$11,400
Depreciation, depletion and share based payments	(8,186)	(5,363)
Earnings from mine operations	$1,261	$6,037

General and administrative	(3,335)	(4,818)
Exploration	(877)	(1,724)
Loss before the undernoted	(2,951)	(505)

Other income, net	1,137	1,073
Share of (loss) earnings of investments in associates	(1,163)	1,352
(Loss) earnings before finance items and taxes	(2,977)	1,920

Finance items, net	24	76
Deferred tax recovery	—	237
Net (loss) earnings	$(2,953)	$2,233
Net (loss) earnings per share - basic and diluted	$(0.01)	$0.01

* Non-GAAP measure. See “Non-GAAP measures” on page 12 of this MD&A

Introduction

Net loss for the three months ended March 31, 2012 totalled $3.0 million (or $0.01 per share). Net earnings for the three months ended March 31, 2011 totalled of $2.2 million (or $0.01 per share). Cash earnings from operations were $9.4 million in the first quarter of 2012 compared to $11.4 million for same period in 2011. Higher cash costs, reflecting planned development and delineation activities at the Timmins West Mine in the quarter to support increased production in the second half of the year, as well as depreciation, depletion and share based payments resulted in lower earnings from mine operations in the first quarter of 2012 compared to the same period in 2011, partially offset by higher revenues as a result of higher gold prices realized.

Revenue

During the first quarter of 2011 the Company generated revenue of $24.6 million, up $4.7 million or 23.1% from the first quarter of 2011. A higher average realized gold price (US$1,693 per ounce in the first quarter 2012 versus US$1,387 per ounce in the first quarter of 2011) contributed to the increase in revenue compared to the same period a year earlier, partially offset by slightly lower commercial ounces sold (14,437 ounces in the first quarter of 2012 versus 14,635 ounces in the first quarter 2011).

Operating Costs

Cash operating costs in the first quarter of 2012 totaled $15.1 million, which represented $109 per tonne or US$1,046 per ounce based on the level of commercial sales during the quarter. Cash operating costs in the first quarter of 2011 totaled $8.5 million, which equated to $92 per tonne or US$586 per ounce. On a unit cost basis, cash operating costs in the first quarter 2012 reflected a focus on higher cost development work during the quarter as the Company works towards completing the growth capital program for the Timmins West Mine by late 2012 to coincide with the scheduled completion of its 50% Mill expansion.

Depreciation, depletion and share based payments — $2.8 million increase in the first quarter of 2012 compared to same period in 2011 due mostly to the fact that two additional deposits (Thunder Creek and Bell Creek Mine) are in commercial production in 2012 compared to only Timmins Deposit in 2011.

Other Income and Expense Items

General and administrative expenses for the first quarter of 2012 decreased by $1.2 million compared to the same period in 2011 (net of decrease in share-based payments expense of $0.3 million); general and administrative expenses in the first quarter of 2011 were higher than normal due to the Company’s work on the AMEX listing, restructuring costs and other payroll related expenditures and corporate development activities.

Exploration expenses, which include green field exploration expenditures, in the first quarter of 2012 decreased by $0.8 million compared to the same period in 2011 reflecting the Company focus on its operations and exploration activity on these operations.

Other income in the first quarter of 2012 is comparable to same period in 2011.

Share of (loss) earnings on investments in associates represents the Company’s proportionate share of the (losses) earnings relating to its equity investments (investments in Northern Superior, RT Minerals Corp. and Golden Share Mining Corporation) as well as dilution gain or losses for the periods.

SUMMARY OF QUARTERLY RESULTS

The following selected financial data has been prepared in accordance with IFRS and should be read in conjunction with the Company’s interim consolidated financial statements ($000’s, other than “per share” amounts):

Fiscal quarter ended	March 31, 2012	December 31, 2011	September 30, 2011	June 30, 2011
Revenue	$24,563	$14,760	$18,763	$12,843
Earnings (loss) from mine operations	$1,261	$5,167	$4,501	$(1,960)
Finance income (expense), net	$24	$119	$553	$(138)
Net loss	$(2,953)	$(5,462)	$(5,169)	$(2,479)

Net loss per share* - basic and diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)

Fiscal quarter ended	March 31, 2011	December 31, 2010	September 30, 2010	June 30, 2010
Revenue	$19,867	$0	$0	$0
Earnings from mine operations	$6,037	$0	$0	$0
Finance income (expense), net	$76	$(2,716)	$2,787	$972
Net earnings (loss)	$2,233	$(3,271)	$(1,888)	$113
Net earnings (loss) per share* - basic and diluted	$0.01	$(0.01)	$(0.01)	$0.00

* Net (loss) earnings per share is calculated based on the weighted average number of shares outstanding for the quarter

The Company generated pre-production revenue prior to December 31, 2010; earnings from mine operations in the quarters of 2011 include commercial production on the Timmins Deposit of Timmins West Mine. Earnings from mine operations in the first quarter of 2012 include commercial production on Timmins West Mine (including Thunder Creek Deposit) and Bell Creek Mine.

The Company recorded a loss from mine operations of $2.0 million in the second quarter of 2011 compared to earnings from operations between $4.5 million and $6.0 million in the other quarters, with the loss in the second quarter mainly reflecting lower production levels and higher costs than in the other quarters as grades during the second quarter were affected by broader zones of mineralization and delays in mining the UM Zone at Timmins Deposit. Production levels and cash operating costs improved over the balance of the year. Loss in the second quarter was partially offset by a $5.1 million gain on sale of a non-core property to Golden Share.

The Company recorded net earnings of $2.2 million in the first quarter of 2011 as compared to net losses in the other quarters of the year. Net earnings in the first quarter were due to higher revenues from gold sales (higher production), lower cash costs, higher other income (mostly due to a gain on the mark to market of warrant investments) as compared to other quarters. In addition, during the first quarter the Company recorded a dilution gain on its investment in associates, while in the other quarters of the year the Company recorded a loss from its investment in associates (the Company’s share of loss on investment in associates).

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company is in commercial production at both of its mines effective January 1, 2012, while in 2011 only Timmins Deposit of Timmins West Mine was in commercial production; proceeds from non-commercial production are recorded as pre-production revenues.

In the first quarter of 2012, the Company generated revenues of $24.6 million and pre-production revenues of $6.7 million (proceeds from sale of bullion inventory of Thunder Creek Deposit and Bell Creek Mine production prior to January 1, 2012); in the first quarter of 2011 the Company generated revenues of $19.9 million and pre-production revenues of $26.7 million.

During the first quarter of 2012, the Company used $3.1 million in operating activities (cash provided by operating activities during the same period in 2011 totalled $14.1 million). The difference with 2011 is mainly due to non cash working capital changes. Changes in non-cash working capital items, depletion and depreciation, other income and expense, share of loss of investments in associates, finance income, and share-based payments expense make up the principal amounts that reconcile the consolidated statements of loss to the consolidated statements of cash flows from operating activities.

Advances and receivables at March 31, 2012 of $8.7 million are $2.4 million higher than the amount at December 31, 2011. The increase is mainly due to higher sales tax receivable in 2012 compared to December 31, 2011. Accounts payable and accrued liabilities of $33.3 million at March 31, 2012 are comparable to the balance at December 31, 2011 ($34.3 million).

Net cash used in investing activities in the three months ended March 31, 2012 totalled $34.5 million compared to $22.2 million in the same period in 2011. The increase is mainly due to higher pre-production revenues in 2012 compared to 2011 ($6.7 in the first quarter of 2012 as compared to $26.7 in the first quarter of 2011).

On March 7, 2012 the Company closed royalty and equity investment transactions with Franco-Nevada Corporation (“Franco-Nevada) resulting in total consideration to the Company of approximately $50 million. Franco-Nevada paid to the Company US$35.0 million for a 2.25% net smelter return royalty on the sale of minerals from the Company’s Timmins West Complex, and $15.0 million to acquire 10,050,591 common shares of the Company on a private placement basis at a 5% premium to the 10-day volume average weighted price.

OUTSTANDING SHARE CAPITAL

As at May 10, 2012, there were 410,243,260 common shares issued and outstanding, as well as the following options and warrants:

OPTIONS:

Number of Options Outstanding	Exercise Price Range
2,321,034	$0.00-$0.99
5,442,968	$1.00-$1.99
750,250	$2.00-$2.99
8,817,000	$3.00-$3.99
2,255,500	$4.00-$5.00
19,586,752

WARRANTS:

Date issued	Number of warrants	Exercise price	Expiry date

October 7, 2011	150,000	$3.00	October 6, 2013

NON-GAAP MEASURES

The Company has included in this MD&A certain non-GAAP (Generally Accepted Accounting Principles) performance measures as detailed below. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Total cash costs per ounce of gold

The Company has included a non-GAAP performance measure, total cash costs per ounce of gold, in this report. Lake Shore Gold reports total cash costs on a sales basis. Total cash costs per gold ounce are derived from amounts included in the Consolidated Statements of Comprehensive (Income) loss and include mine site operating costs such as mining, processing and administration, but exclude depreciation, depletion, share-base payment expenses and reclamation costs. The costs included in the calculation of total cash costs per ounce of gold are divided by gold ounces sold and the average Bank of Canada Cad$/US$ exchange rate.

The cash cost per ounces of gold is reconciled to the amounts included in the Consolidated Statements of Comprehensive Income (loss) as follows:

	2012	2011
Production costs ($’000)	$15,310	$8,935
Less share based payments ($’000)	(194)	(468)
Cash cost of sales ($’000)	$15,116	$8,467
Commercial gold sales (ounces)	14,437	14,635
Cash costs per ounces of gold ($/ounce)	$1,047	$579
Cash costs per ounces of gold (US$/ounce)	$1,046	$586

Total cash cost per tonne

Total cash cost per tonne is calculated by dividing the cash cost of sales (as defined below) to gold ounces sold in a period, the later multiplied by the average grade processed and the recovery realized at the mill for that period.

Cash cost of sales

Total cash costs of sales are derived from amounts included in the Consolidated Statements of Comprehensive Income (loss) and include mine site operating costs such as mining, processing and administration, but exclude depreciation, depletion, share-based payment expenses and reclamation costs.

Cash earnings from mine operations

Cash earnings from operations are determined by deducting cash cost of sales from revenues recognized in the period.

CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revisions affect only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revisions affect only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The following are the critical judgments and areas involving estimates, that management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amount recognized in the consolidated financial statements.

CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES

Commercial production - Operating levels intended by management

Prior to reaching operating levels intended by management, costs incurred are capitalized as part of costs of related mining properties and proceeds from sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the operating levels intended by management. The results of operations of the Company during the years presented in these consolidated financial statements have been impacted by management’s determination that the Timmins Deposit reached the operating levels intended by management on January 1, 2011; management determined that the Thunder Creek Deposit and Bell Creek Mine reached commercial production effective January 1, 2012.

Determination of functional currency

In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of its Canadian entities (the Company, LSG Holdings and West Timmins) the functional currency is the Canadian dollar and for the Mexican entity it is the Mexican pesos.

KEY SOURCES OF ESTIMATION UNCERTAINTIES

Useful life of plant and equipment

The Company reviews the estimated lives of its plant and equipment at the end of each reporting period. There were no material changes in the lives of plant and equipment for the years ended December 31, 2011 and 2010.

Determination of ore reserves and resources

Reserves and resources are used in the units of production calculation for depreciation, depletion calculations, and the determination of the timing of environmental rehabilitation costs as well as impairment analysis.

There are numerous uncertainties inherent in estimating ore reserves and resources. Assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and resources and may, ultimately, result in the reserves and resources being restated.

Deferred income taxes

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company or/and its subsidiaries will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company or/and it subsidiaries to realize the net deferred tax assets recorded at the statement of financial position date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company and its subsidiaries operates could limit the ability of the Company to obtain tax deductions in future periods.

Impairment of assets

The carrying amounts of mining properties and plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the cash generating unit level (“CGU”).

The assessment requires the use of estimates and assumptions such as, but not limited to, long-term commodity prices, foreign exchange rates, discount rates, future capital requirements, resource estimates, exploration potential and operating performance as well as the definition of CGUs. It is possible that the actual fair value could be significantly different from those assumptions, and changes in these assumptions will affect the estimated recoverable amount of the mining interests In the absence of any mitigating valuation factors, the Company’s failure to achieve its valuation assumptions or declines in the fair values of its CGUs or other assets may, over time, result in impairment charges causing the Company to record material losses.

Environmental rehabilitation

Significant estimates and assumptions are made in determining the environmental rehabilitation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases, and changes in discount rates.

Those uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision represents management’s best estimate of the present value of the future rehabilitation costs required.

Share based payments

Management assesses the fair value of stock options granted, PSUs and DSUs in accordance with the Company’s accounting policy. The fair value of stock options granted and DSUs is measured using the Black-Scholes option valuation model; the fair value of PSUs is measured using the Monte Carlo simulation valuation model. The fair value of stock options granted, PSUs and DSUs using valuation models is only an estimate of their potential value and requires the use of estimates and assumptions.

RISKS AND UNCERTAINTIES

The most significant risks and uncertainties faced by the Company are: the inherent risk associated with mineral exploration and development activities; the uncertainty of mineral resources and their development into mineable reserves; uncertainty as to potential project delays from circumstances beyond the Company’s control and timing of production; as well as title risks, risks associated with joint venture agreements and the possible failure to obtain mining licenses.

For a detailed description of Risks and Uncertainties refer to the Company’s Annual Information Form for the year ended December 31, 2011.

CORPORATE GOVERNANCE

The Company’s Board of Directors follows accepted corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.

The Audit Committee of the Company fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee, comprised of three independent directors, meets with management and the external auditors of the Company on a quarterly basis to review the financial statements, including the MD&A, and to discuss other financial, operating and internal control matters. The Company also has adopted the practice of engaging its external auditors to perform quarterly reviews of its interim financial statements.

CONTROLS AND PROCEDURES

In accordance with the requirements of National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings, the Company’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), have evaluated the operating effectiveness of the Company’s internal control over financial reporting. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO and effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011. Based on this assessment, management believes that, as of December 31, 2011, the Company’s internal control over financial reporting is operating effectively. Management determined that there were no material weaknesses in the Company’s internal control over financial reporting as of December 31, 2011. There were no material changes in the internal controls over financial reporting during the first quarter of 2012, other than the Company implementing the necessary internal controls to reflect commercial production at its Bell Creek Mine and Thunder Creek Deposit of Timmins West Mine effective January 1, 2012.

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding annual and interim financial statement disclosure. An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2011, by the Company’s management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, are effective. There were no material changes in the design and operation of disclosure controls and procedures during the first quarter of 2012.

FORWARD-LOOKINGSTATEMENTS

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Lake Shore Gold Corp., constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this MD&A or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the Securities Exchange Commission.

Other than as specifically required by law, the Company does not intend, and does not assume any obligation, to explain any material difference between subsequent actual events and such forward-looking statements, or to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise.  These forward-looking statements represent management’s best judgment based on facts and assumptions that management considers reasonable, including that: there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Timmins Gold Complex continue on a basis consistent with the Company’s current expectations; permitting, development and operations at the Bell Creek Complex continue on a basis consistent with the Company’s current expectations; the exchange rate between the Canadian dollar and the U.S. dollar stays approximately consistent with current levels; certain price assumptions for gold and silver hold true;  prices for fuel, electricity and other key supplies remains consistent with current levels;  production and cost of sales forecasts meet expectations; the accuracy of the Company’s current mineral reserve and mineral resource estimates hold true; and labour and materials costs increase on a basis consistent with the Company’s current expectations.  The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements include, but are not limited to, possible events, statements with respect to possible events, statements with respect to the future price of gold and other metals, the estimation of mineral resources and reserves, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Company and its operations, limitations on insurance coverage and the timing and possible outcome of pending litigation.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  As well as those factors discussed in the section entitled “Risk Factors” in this MD&A and the Company’s most recently filed AIF, known and unknown risks which could cause actual results to differ materially from projections in forward-looking statements include, among others: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, the Company; the Company’s ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).

Although the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

QUALITY CONTROL

Lake Shore Gold has a quality control program to ensure best practices in the sampling and analysis of drill core. A total of three Quality Control samples consisting of 1 blank, 1 certified standard and 1 reject duplicate are inserted into groups of 20 drill core samples. The blanks and the certified standards are checked to be within acceptable limits prior to being accepted into the GEMS SQL database. Routine assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than ten grams per tonne gold, the remaining pulp is taken and fire assayed with a gravimetric finish. Select zones with visible gold are typically tested by pulp metallic analysis on some projects. NQ size drill core is saw cut and half the drill core is sampled in standard intervals. The remaining half of the core is stored in a secure location. The drill core is transported in security-sealed bags for preparation at ALS Chemex Prep Lab located in Timmins, Ontario, and the pulps shipped to ALS Chemex Assay Laboratory in Vancouver, B.C. ALS Chemex is an ISO 9001-2000 registered laboratory preparing for ISO 17025 certification.

QUALIFIED PERSON

The Company’s Qualified Persons (“QPs”) (as defined in National Instrument 43-101, “Standards of Disclosure for Mineral Projects”) for surface diamond drilling projects at the Timmins West Mine Complex,  Bell Creek Mine Complex; Fenn-Gib property and Casa Berardi optioned property are Jacques Samson, P.Geo., Stephen Conquer, P.Geo, and Keith Green, P.Geo, respectively. Dean Crick, P.Geo. is the QP for  underground drilling at the Timmins West Mine and Bell Creek Mine properties.  Reno Pressacco, P.Geo is the QP for the current resource estimate at Marlhill deposit, Ralph Koch, P.Geo is the QP for the current resource estimate at the Bell Creek property and portions of the Timmins West Mine and Bob Kusins, P.Geo. is the QP for resource estimation at all remaining Company properties. As QPs, Messrs. Samson, Conquer, Crick, Green, Koch and Kusins have prepared or supervised the preparation of the scientific or technical information for their respective properties as reviewed in this MD&A.  Messrs., Samson, Conquer, Kusins and Crick are employees of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company is provided in the Company’s audited consolidated financial statements for the year ended December 31, 2011, its Annual Information Form for the year ended December 31, 2011, and its most recently filed Information Circular. These and other documents relating to the Company are available on SEDAR at www.sedar.com.